Exhibit 99.5

Sibanye Gold Limited

Instructions as to the ADS Rights Offer for Registered ADS Holders

Unless stated to the contrary, capitalized terms used herein shall bear the same meaning as those defined in the prospectus supplement filed by Sibanye Gold Limited (“Sibanye”) with the Securities and Exchange Commission (the “SEC”) on May 18, 2017 (the “Prospectus Supplement”). Please note that the offer referenced in this letter is being made in the United States pursuant to Sibanye’s prospectus, dated April 17, 2017, as supplemented by Sibanye’s Prospectus Supplement dated May 18, 2017 (together, the “Prospectus”).

A copy of the Prospectus will not be delivered to you unless you specifically request it. The Prospectus is available online on Sibanye’s website at https://www.sibanyegold.co.za/investors/transactions/stillwater-acquisition/rights-offer. The Prospectus may also be obtained by visiting the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system of the SEC at the website www.sec.gov/edgar.shtml. Pursuant to Rule 173 of the Securities Act of 1933 you are hereby deemed to have access to the Prospectus. If you would like to request that a copy of the Prospectus be mailed to you or for additional copies of the enclosed materials, please call the Information Agent, MacKenzie Partners, Inc., at (800) 322-2885 (toll-free from the United States and Canada) or (212) 929-5500 (collect from outside the United States and Canada) between the hours of 9:00 a.m. (New York City time) and 9:00 p.m. (New York City time), Monday through Friday, or e-mail rightsoffer@mackenziepartners.com.

The following instructions pertain to the (the “Rights Offer”) by Sibanye of transferable rights (the “ADS Rights”) to purchase newly issued American depositary shares (the “ADSs”) issued to ADS holders of record as of 5:00 p.m. on May 23, 2017 (the “Record Date”), as described in the Prospectus. Each ADS holder as of the Record Date will receive 9 transferable ADS Rights (“ADS Rights”) for every 7 ADSs held on the Record Date. One ADS Right entitles its holder to subscribe for one New ADS at a subscription price of U.S.$3.43. Fractions of New ADSs may not be subscribed for in the Rights Offer and fractional entitlements under the Rights Offer will be reduced to the nearest whole number of new ADSs. The ADS Rights are transferable and are expected to be admitted to trading on The New York Stock Exchange under the ticker symbol “SBGL RT” during the period from May 18, 2017 to May 31, 2017.

In order to exercise your ADS Rights, you must deposit with The Bank of New York Mellon (the “Rights Agent”) U.S.$3.48 (the “Deposit Amount”) for each New ADS subscribed for, which is the ADS subscription price plus the ADS Depositary’s issuance fee of U.S.$0.05 per New ADS. In addition, the you may offer to subscribe for additional ADSs in excess of the number of ADSs that you are entitled to purchase. Following the expiration of the subscription period in connection with the ordinary shares rights offer, to the extent unsubscribed ordinary shares are reoffered to the Depositary as a result of unexercised ordinary share rights, each holder of ADS Rights will be allocated additional New ADSs in proportion to the number of additional ADSs for which such holders of ADS Rights offered to subscribe.

Any ADS Rights not exercised in accordance with the procedures laid down for acceptance and payment will be deemed to have been declined and will lapse and you will not be entitled to any payment under the terms of the Rights Offer.

In order to exercise ADS Rights, the ADS Rights Certificate, along with payment in full, must be received by the Rights Agent no later than 5:00 p.m. (New York City time) on June 6, 2017.

Exercising ADS Rights:

Method of Subscription and Payment

You may exercise your ADS Rights to acquire New ADSs as follows:

If you are a holder of ADS Rights registered directly with the ADS Rights Agent, you can exercise your ADS Rights and subscribe for the New ADSs by delivering to the ADS Rights Agent a properly completed ADS Rights Certificate and paying in full the New ADS Deposit Amount for the New ADSs. Payment must be made by a certified or official bank check payable to “The Bank of New York Mellon”.

The properly completed ADS Rights Certificate and payment should be delivered to:

By Mail: The Bank of New York Mellon Voluntary Corporate Actions — Suite V P.O. Box 43031 Providence, Rhode Island 02940-3031 United States of America	By Overnight Courier: The Bank of New York Mellon Voluntary Corporate Actions — Suite V 250 Royall Street Canton, Massachusetts 02021 United States of America

The ADS Rights Agent must receive the ADS Rights Certificate and payment of the ADS Deposit Amount on or before the end of the ADS Rights Exercise Period. Deposit in the mail will not constitute delivery to the ADS Rights Agent. Sibanye has discretion to refuse to accept any improperly completed or unexecuted ADS Rights Certificate.

You will elect the method of delivering the ADS Rights Certificate and paying the New ADS Deposit Amount to the ADS Rights Agent and you will bear any risk associated with it. If you send the ADS Rights Certificate and payment by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS Rights Agent.

We strongly recommend that you return the ADS Rights Certificate and payment of the Deposit Amount using an overnight courier with tracking capabilities (such as Federal Express or United Parcel Service) to ensure delivery of the ADS Rights Certificate to the Rights Agent prior to 5:00 p.m. on Tuesday, June 6, 2017.

Purchase and Sale of ADS Rights

You may exercise, sell or transfer your ADS Rights to others. You may buy or sell your ADS Rights through banks or brokers. We expect that trading in ADS Rights on the New York Stock Exchange will commence on a “when-issued” basis at 9:30 a.m. on Thursday, May 18, 2017 and we expect that trading in ADS Rights on the New York Stock Exchange will cease at 4:00 p.m. on Wednesday, May 31, 2017.

If you wish to purchase additional ADS Rights, you may wish to contact your broker. If you wish to sell or transfer your registered ADS Rights, you will need to complete the applicable form on the ADS Rights Certificate, obtain the required signature guarantee, and deliver the ADS Rights Certificate to your commercial bank or broker, if the commercial bank or broker is making the sale, or directly to a third-party transferee.

General Considerations

Subscriptions and full payment must be received by the ADS Rights Agent prior to 5:00 p.m. (New York City time), on Tuesday, June 6, 2017.

We and the ADS Rights Agent will determine all questions about the timeliness, validity, form and eligibility any subscription for the New ADSs. In our sole discretion, we may waive any defect or irregularity, or permit you to correct a defect or defects and irregularity within the time we determine. Any subscription for New ADSs will not be considered received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor the ADS Rights Agent has to notify you of any defect or irregularity in submitting any subscription for New ADSs. We and the ADS Rights Agent will not incur any liability for failing to do so.

By delivering any subscription for New ADSs, you represent and warrant that you:

•                               have the right, power and authority, and have taken all action necessary, to make the subscription under the Rights Offer and to execute, deliver and exercise your ADS Rights, and that you are not a person otherwise prevented by legal or regulatory restrictions from subscribing for the New ADSs or acting on behalf of any such person on a non-discretionary basis; and

•                               are not, nor are you subscribing on behalf of any person who is, a citizen or resident, or which is a corporation, partnership or other entity created or organized in or under any laws of Canada, Australia and any other jurisdiction where the extension into or availability of the Rights Offer would breach any applicable law.

If you do not wish to subscribe for any New ADSs under the Rights Offer, you need not take any action.

Exercise of ADS Rights and Instructions Irrevocable

Any exercise of ADS Rights or instructions to the ADS Rights Agent will be irrevocable upon exercise and may not be cancelled or modified after such exercise or instructions.

Unexercised ADS Rights

If you are an Existing ADS Holder and fail to instruct the ADS Rights Agent as to what action you intend to take with regard to your ADS Rights, or fail to comply with the procedures set out in the Prospectus, within the timelines stipulated, your ADS Rights will lapse and you will not be entitled to any payment under the terms of the Rights Offer.

Partial Exercise of ADS Rights

If you wish to subscribe for a portion of your New ADSs, you should fill out the applicable form on the ADS Rights Certificate accordingly.

If you wish to transfer a portion of your ADS Rights or transfer ADS Rights to more than one person, you should contact the Information Agent, MacKenzie Partners, Inc., and ask for instructions how to divide your ADS Rights Certificate. This may be a time-consuming process and you will have to act quickly to complete it before the ADS Rights expire.

The Information Agent and ADS Holder Helpline

MacKenzie Partners, Inc. is acting as Information Agent for the Rights Offer with respect to ADS Rights. If you have any questions on the subscription of New ADSs, please telephone (800) 322-2885 (toll-free from the United States and Canada) or (212) 929-5500 (collect from outside the United States and Canada) or email rightsoffer@mackenziepartners.com. This helpline is available from 9:00 a.m. to 9:00 p.m. (New York City time) Monday to Friday.

Please note that the helpline will only be able to provide you with information contained in the Prospectus, and will not be able to give advice on the merits of the Rights Offer or to provide financial advice.

Reference should be made to the Prospectus for a complete description of the Rights Offer, including how to exercise your ADS Rights. The Prospectus is available online on Sibanye’s website at https://www.sibanyegold.co.za/investors/transactions/stillwater-acquisition/rights-offer. The Prospectus may also be obtained by visiting the EDGAR system of the SEC at the website www.sec.gov/edgar.shtml.